[redacted]

13013584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2013
Washington DC
403

SEC FILE NUMBER
8- 67537

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cypress Alts LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3924 Brookfield Avenue
(No. and Street)

Louisville	KY	40207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Stangert — 724-935-6787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Craig M. Harbsmeier, PSC
(Name – *if individual, state last, first, middle name*)

2305 Hurstborne Village Drive, Suite 700	Louisville	KY	40299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/13

OATH OR AFFIRMATION

I, M. Scott Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cypress Alts LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public Commission Exp. 07/07/2015

02/19/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

CYPRESS ALTS LLC

December 31, 2012 and 2011

CYPRESS ALTS LLC

Table of Contents

December 31, 2012 and 2011

Harbsmeier & Company, PSC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Cypress Alts LLC

We have audited the accompanying statement of financial condition of Cypress Alts LLC as of December 31, 2012 and 2011 and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Alts LLC as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Craig Harbsmeier, PSC

Louisville, Kentucky
February 18, 2013

2305 Hurstbourne Village Dr., Suite 700 • Louisville, Kentucky 40299 • Bus: (502) 491-4004 • Fax: (502) 657-1939

CYPRESS ALTS LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31 2012	December 31 2011
ASSETS		
Cash and cash equivalents	$ 14,486	$ 18,734
Prepaid expense	1,625	424
Deposit with FINRA	436	1,376
	$ 16,547	$ 20,534
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts Payable	$ 493	$ 431
Other accrued liabilities	5,150	5,600
	5,643	6,031
Commitments, contingencies and guarantees	-	-
Members' Equity	10,904	14,503
	$ 16,547	$ 20,534

See accompanying independent auditor's report
and notes to financial statements

CYPRESS ALTS LLC

STATEMENTS OF OPERATIONS

	For the Years Ended December 31	
	2012	2011
Revenues		
Commissions	$ 12,725	$ 174,251
Operating Expenses		
Regulatory and compliance fees	12,773	17,368
Legal and accounting fees	6,250	6,250
Utilities and telephone	2,327	2,455
Travel and entertainment	2,254	4,748
Office supplies and postage	1,885	1,931
Miscellaneous	1,045	913
Rent	600	4,850
Taxes and Licenses	190	175
Commissions	-	153,000
Guaranteed payments	-	6,800
Marketing and promotions	-	1,942
Continuing education	-	60
	27,324	200,492
Net Loss	$ (14,599)	$ (26,241)

See accompanying independent auditor's report
and notes to financial statements

CYPRESS ALTS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2012 and 2011

Balance, December 31, 2010	$ 14,744
Contributed Capital	26,000
Net loss	(26,241)
Balance, December 31, 2011	14,503
Contributed Capital	11,000
Net loss	(14,599)
Balance, December 31, 2012	$ 10,904

See accompanying independent auditor's report
and notes to financial statements

CYPRESS ALTS LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31	
	2012	2011
Cash Flows From Operating Activities		
Net loss	$ (14,599)	$ (26,241)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Prepaid expenses and other	(261)	2,270
Accounts Payable	62	(1,199)
Other accrued liabilities	(450)	(650)
	(649)	421
Net cash used for operating activities	(15,248)	(25,820)
Cash Flows From Financing Activities		
Contributions from members	11,000	26,000
(Decrease) Increase in Cash	(4,248)	180
Cash, beginning of year	18,734	18,554
Cash, end of year	$ 14,486	$ 18,734

See accompanying independent auditor's report and notes to financial statements

CYPRESS ALTS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A--COMPANY ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Cypress Alts LLC (the Company) is presented to assist in understanding the Company's Financial Statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the Financial Statements.

Nature of Operations: Cypress Alts LLC ("the company") was formed in November 2006 in the State of Kentucky as a limited liability company, in which Cypress Holdings, LLC has a majority ownership. The Company operates as a broker-dealer registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker-dealer that is involved in the private placement of securities to accredited high-net-worth individuals and institutions. Cypress Alts LLC also offers mutual funds and unit investment trust on an application way basis to smaller investors. The Company does not market in any securities and will not enter into contractual commitments, such as underwritings or other securities related activities.

The summary of significant accounting policies followed by the Company follows:

Statement of Cash Flows: For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. No cash was paid for interest for the years ended December 31, 2012 and 2011. For the years ended December 31, 2011 and 2012, no amounts were paid for income taxes.

Revenue Recognition: The Company receives commissions for referring potential investors to funds and investment management firms and records the related revenue on a trade date basis. In addition, the Company earns monthly retainer fees which are non-refundable. These retainers are reported as income in the period earned. For the years ended December 31, 2012 and 2011, no retainer fees were earned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

Income Taxes: The Company has elected, by consent of its members, to be taxed as a partnership under the provisions of the Internal Revenue Code. The members of a partnership are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company's federal and state income tax returns are subject to possible examination by taxing authorities until the expiration of the related statutes of limitations. Generally, the federal income tax return has a 3-year statute of limitations and the state income tax return has a 4-year statute of limitations.

Subsequent Events: Management has evaluated subsequent events through the date that the financial statements were issued, which was February 18, 2013.

NOTE B--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule15c3-1)., which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $8,843 which was $3,843 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.64 to 1.0. There are no material differences between the amounts reported in Schedule I and the corresponding amounts reported in the Company's unaudited December 31, 2012 Form X-17a-5 Part IIA filing on January 15, 2013.

NOTE C--REGULATIONS

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which had been designated by the SEC as the Company's primary regulator.

These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE D--CUSTOMER PROTECTION RULE

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE E--COMMITMENTS AND CONTIGENCIES

Operating Leases: The Company leased its office space under an operating lease for $600 per month. There was an agreement between the two parties that ended in January 2012. The rent expense for the years ended December 31, 2012 and 2011 was $600 and $4,850, respectively.

NOTE F--CONCENTRATIONS OF CREDIT RISK

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company. At December 31, 2012 and 2011, the company has several contractual arrangements for commissions and fees and the income earned was concentrated in these agreements. These agreements are in force until terminated by either party with 30 to 60 day prior notice. Any termination or amendment of these agreements could have a significant impact on the Company's operations. During 2012 and 2011, fee income was earned under these agreements of $12,725 and $174,251, respectively.

The Company and its affiliates are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

NOTE G—INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Members
Cypress Alts LLC

In planning and performing our audits of the financial statements of Cypress Alts LLC, (the Company) as of and for the years ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency of internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's Objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louisville, KY
February 18, 2013

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

CYPRESS ALTS LLC

As of December 31, 2012

NET CAPITAL

Total Members' Equity Qualified for Net Capital	$ 10,904
Deductions and/or charges:	
Prepaid expenses	2,061
Net Capital	$ 8,843
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ 5,643
Ratio: Aggregate indebtedness to net capital	63.8%

There are no differences between the amounts reported in Schedule I and the corresponding amounts reported in the Company's unaudited December 31, 2012 Form X-17a-5 Part IIA filing on January 15, 2013.